Exhibit 1.1

Lima, July 9, 2021

PERUVIAN SECURITIES COMMISSION (SUPERINTENDENCIA DEL MERCADO DE VALORES)

Atention	:	Mr. Alix Godos
General Commission of Conduct Supervision (Intendencia General de Supervisión de Conductas)

Reference	:	Communication No. 2713-2021-SMV/11.1 dated as of July 7, 2021

Dear Sirs,

We address you in connection with the communication referenced above (the “Communication”), by means of which the Peruvian Securities Commission (Superintendencia del Mercado de Valores) made certain comments to the report issued by the board of directors of Aenza S.A.A. on June 24, 2021 (the “Report”) relating to the public offer by IG4 Capital Infrastructure Investments LP (“IG4”) to acquire 107,198,601 common shares of Aenza S.A.A. (“Aenza” or the “Company”), including the American Depositary Shares issued in the United States of America (“USA”) representing the 12.29% of the share capital of Aenza (the “Tender Offer”).

Capitalized terms not defined herein will have the meanings attributed to them in the Report.

The following are our responses to the comments of the Peruvian Securities Commission set forth in the Communication:

1.	Comment No. 1: “The disadvantages of accepting the Tender Offer should be mentioned pursuant to the first paragraph of article 15 of the Public Tender Offer Rules.”

Response: The board of directors has analyzed and considered in the Report all of the matters that in its opinion were relevant to issue an opinion on the Tender Offer, and such matters include the advantages of and disadvantages of accepting the Tender Offer.

Although the Report does not expressly refer to the term “disadvantages,” the board did explain in the Report its position with respect to such disadvantages, thereby complying with the first paragraph of article 15 of the Public Tender Offer Rules.

Notwithstanding the above, in order to adequately respond to the Communication, we hereby list the sections of the Report in which the board made certain considerations related to the disadvantages from accepting the Tender Offer, as set forth below:

1.	Literal B, numeral 1 of Section 2.3 of the Report – “The shareholders may not be able to sell all of their Common Shares or ADS in the Tender Offer (…)” (page 10 of the Report).

2.

Literal C, numeral 1 of Section 2.3 of the Report – “Upon consummation of the Offers, the Purchaser may hold, or have the ability to direct the voting of, substantially more than 25.01% of the share capital of Aenza (…)” (page 10 of the Report).

3.

Literal E, numeral 1 of Section 2.3 of the Report – “The Purchaser has accepted not to promote liability claims against Mr. José Graña Miró Quesada, Mr. Mario Alvarado Pflucker and Mr. Hernando Graña Acuña (…)” (page 12 of the Report).

4.	Third bullet of numeral 3 of Section 2.3 of the Report – “The valuation of the Company in the long term (…)” (page 18 of the Report).

5.	Sixth bullet of numeral 3 of Section 2.3 of the Report – “No control premium (…)” (page 22 of the Report).

6.	Seventh bullet of numeral 3 of Section 2.3 of the Report – “Potential decrease in the liquidity of the Common Shares and the ADS (…)” (page 22 of the Report).

7.

First paragraph of numeral 4 of Section 2.3 of the Report – “The price of the Offers values the Company at a price of S/1.88 per Common Share, a 26% discount as compared to the Company management’s updated internal valuation (…)” (page 23 of the Report).

8.	Second bullet of numeral 5 of Section 2.3 of the Report – “The Purchaser has declared its intent to focus on the Company’s infrastructure business (…)” (page 25 of the Report).

9.	Third bullet of numeral 5 of Section 2.3 of the Report – “In connection with the Company’s oil and gas division (…)” (page 25 of the Report).

10.

Fourth bullet of numeral 5 of Section 2.3 of the Report – “The Purchaser has not provided much information related to its plans regarding the other business lines of the Company (…)” (page 25 of the Report).

2.

Comment No. 2: “Page 27 of the Report of the Board states that ‘Mr. Juan Antonio Arrieta Ocampo, a current director of the Company, informed his decision to abstain from participating in the board’s meetings relating to the Tender Offer, given the existence of a potential conflict of interest’; however, no information on such conflict of interest has been provided and it has not been specified whether such conflict is an actual or potential conflict; therefore, this matter should be clarified pursuant to subclause b) of article 15 of the Public Tender Offer Rules.”

Response: The Report does state that the decision of the director Juan Arrieta Ocampo to abstain is based on the existence of a potential conflict of interest. The reasons for this potential conflict of interest have been disclosed by IG4 in Section F.1 of the Prospectus related to the Tender Offer –as amended–, in which the relationship between such director and the Purchaser is disclosed (pages 27 to 30).

As a result, in exercising his due care, the director Juan Arrieta Ocampo decided to abstain from participating in the meetings of the board relating to the Tender Offer.

3.	Comment No. 3: “The Report should be signed by the chairman of the board of Aenza pursuant to article 15 of the Public Tender Offer Rules.”

Response: We hereby confirm that the Report has been signed by the chairman of the board of the Company on behalf of the board of directors that approved the Report on June 24, 2021, pursuant to the last paragraph of article 15 of the Public Tender Offer Rules. However, due to an involuntary error, the document that was published did not contain the chairman’s signature.

Therefore, we hereby enclose a new version of the Report which contains the signature of the chairman of the board of directors of the Company.

4.

Comment No. 4: “Considering the information disclosed by IG4 Capital Infrastructure Investments LP through the Prospectus related to the Tender Offer dated as of June 25, 2021 and July 5, 2021, you should provide us with any comments on the basis of your analysis of these documents.”

Response: In relation to the information disclosed by IG4 that is referred to in Comment No. 4 of the Communication, we hereby confirm that the board makes the following comments on the two matters described below:

-	Change in the structure of the acquisition by IG4 of a significant interest in Aenza

Pursuant to the Prospectus related to the Tender Offer dated as of June 15, 2021 (i.e., the original prospectus), the structure of the acquisition by IG4 of a significant interest in Aenza was as follows:

(i)	IG4 and certain shareholders of Aenza (the “Sellers”) entered into the Tender Offer Support Agreement on August 24, 2020, pursuant to which (the “Initial Structure”):

a.

IG4 launched the Tender Offer in order to acquire, together with the U.S. Tender Offer, at least 12.29% of the outstanding share capital of Aenza. The Sellers (except for certain persons included in such definition) agreed to tender common shares of Aenza representing 10.78% of the outstanding share capital of Aenza.

b.

Prior to the launch of the Tender Offer, IG4 and those Sellers who did not agree to tender their common shares as described in paragraph (i)a. above entered into the agreements described below, which relate to the exercise of political rights associated with common shares of Aenza representing 12.72% of the share capital of Aenza. The exercise of such political rights was subject to the acquisition by IG4 of a significant interest in Aenza representing at least 25.01% of the share capital of Aenza through the Tender Offer in Peru and the U.S. Tender Offer.

These agreements are the Trust Agreement, the GH Supplementary Agreement, the GH Syndication Agreement the HG Supplementary Agreement, and the HG Syndication Agreement, which are dated as of June 3, 2021 (the “Political Rights Agreements”).

(ii)

On the basis of the above, according to the Initial Structure, if IG4 acquired through the Offers common shares of Aenza representing 12.29% of the share capital of Aenza, the right to exercise the political rights under the Political Rights Agreements would become effective, therefore, IG4 would acquire at least 25.01% of the share capital of Aenza.

We understand that, pursuant to the changes to the Initial Structure made by IG4, effective as of July 2, 2021, IG4 has acquired the political rights associated with common shares of Aenza representing 12.84% of the share capital of Aenza. Consequently, effective as of the twelfth day of the Tender Offer, IG4 has become the holder of political rights associated with common shares of Aenza representing the percentage of the share capital of Aenza referred to above, which we were informed about on July 5, 2021 (i.e., the thirteenth day of the Tender Offer).

If the Tender Offer is not successful, IG4 would immediately cease to hold the political rights referred to above, as a result of the condition subsequent to which such political rights are subject.

-	Changes in the position of Mr. Mario Alvarado and Ms. Claudia Gutiérrez Benavides with respect to the Tender Offer

Additionally, as part of the changes made by IG4, Mr. Mario Alvarado Pflucker has entered into a voting syndication agreement with IG4. Pursuant to this agreement, effective as of July 2, 2021, Mr. Mario Alvarado must exercise the political rights associated with his 10,077,855 common shares of Aenza (which represent 1.16% of the share capital of Aenza) in the same way as IG4.

On the other hand, Ms. Claudia Gutiérrez Benavides has to accept the Tender Offer, pursuant to the terms and conditions of the Tender Offer Support Agreement, as amended.

These changes result in minor variations in the amounts and percentages of common shares of Aenza that the Sellers are obliged to sell. However, these changes do not impact on the total number of shares that are subject to the Tender Offer.

Finally, the board considers that the changes made by IG4 to the Prospectus related to the Tender Offer do not modify the aspects analyzed and considerations made by the board in the Report, since they do not introduce any additional relevant element for the decision making by the shareholders to which the Tender Offer is addressed.

With no other matter to address, we remain at your disposal.

Respectfully,

/s/ Christian Laub Benavides
Christian Laub Benavides
Chairman of the Board of Directors

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